

October 15, 2020

Ryan D. Campbell
Chief Financial Officer
Deere & Company
One John Deere Place
Moline, Illinois 61265

Re: Deere & Company
   Form 10-Q for the Quarterly Period Ended August 2, 2020
   Filed August 27, 2020
   File No. 001-04121

Dear Mr. Campbell:

We have reviewed your October 13, 2020 response to our comment letter and have the following comment.

Please respond to this comment within ten business days or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to prior comments is to the comment in our September 29, 2020 letter.

Form 10-Q for the Quarterly Period Ended August 2, 2020

Condensed Notes to Interim Consolidated Financial Statements (Unaudited)
Note 21. Supplemental Consolidating Data, page 42

1.   We note your response to prior comment 1. We continue to believe that including the Financial Services segment using the equity method of accounting in your presentation of Equipment Operations is a tailored accounting principle under Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please remove this presentation in future filings.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology